SEC No. 70-6903




                 SECURITIES AND EXCHANGE COMMISSION

                      WASHINGTON, D. C. 20549











                      CERTIFICATE PURSUANT TO

                              RULE 24

                      OF PARTIAL COMPLETION OF

                            TRANSACTIONS











                JERSEY CENTRAL POWER & LIGHT COMPANY
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                 SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C. 20549




         In The Matter of                    :
                                               Certificate
 Jersey Central Power & Light Company        : Pursuant to
                                               Rule 24 of
         File No. 70-6903                    : Partial Com-
                                               pletion of
 (Public Utility Holding Company Act of 1935): Transactions



 To The Members of the Securities and Exchange Commission:

         The  undersigned,  Jersey Central  Power  & Light  Company

 ("JCP&L"), does hereby certify pursuant to Rule 24 of the General

 Rules and  Regulations under  the Public Utility  Holding Company

 Act of 1935,  that certain  of the transactions  proposed in  the

 Application (as amended) filed in SEC File No. 70-6903, have been carried out in accordance  with the terms and conditions  of, and for the purposes  requested in said  Application and pursuant  to the Commission's Order, dated November 16, 1983, and Supplemental

 Orders,  dated November 19, 1984,  July 30, 1985,  June 27, 1986,

 January  17, 1990  and  October 24,  1994  with respect  to  said

 Application, as follows:

         At September  30, 1995, JC&L  acquired obligations of  its customers  in  accordance  with  its approved  Home  Energy  Loan

 Program, Solar Water Heating  Converison Progam and Electric Heat

 Conversion Program in the total aggregate amounts as follows:
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 Obligations acquired as at September 30, 1995,       $7 520 333.17
 as previously reported

 Obligations acquired during the period
 June 30, 1995 through September 30, 1995                 95 802.50

 Total as at September 30, 1995                       $7 616 135.67
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                             SIGNATURE

     PURSUANT TO  THE REQUIREMENTS OF  THE PUBLIC UTILITY  HOLDING

 COMPANY ACT OF 1935, THE UNDERSIGNED COMPANY HAS DULY CAUSED THIS

 STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO

 DULY AUTHORIZED.



               JERSEY CENTRAL POWER & LIGHT COMPANY




               By /s/ T. G. Howson
                  T. G. Howson, Vice President and
                                Treasurer





 Dated:  October 10, 1995
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